

Mail Stop 7010

December 19, 2007

Mr. Cedric W. Burgher
Chief Financial Officer
KBR, Inc.
601 Jefferson Street
Suite 3400
Houston, TX 77002

> **RE:** **Form 10-K for the fiscal year ended December 31, 2006**
> **Forms 10-Q for the periods ended March 31, 2007, June 30, 2007 and**
> **September 30, 2007**
> **File No. 1-33146**

Dear Mr. Burgher:

We have limited our review to those issues we have addressed in our comments. If you disagree with a comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2006</u>

<u>General</u>

1. Where a comment below requests additional disclosures or other revisions to be
    made, please show us in your supplemental response what the revisions will look
    like. These revisions should be included in your future filings.

<u>FORM 10-Q/A FOR THE PERIOD ENDED JUNE 30, 2007</u>

<u>General</u>

2. We note you amended your June 30, 2007 Form 10-Q due to errors in your
    consolidated statement of cash flows for the six months ended June 30, 2007. It
    does not appear that you filed an Item 4.02 Form 8-K related to this restatement.
    Please note an Item 4.02 Form 8-K should be filed within four business days after
    you conclude that any previously issued financial statements should no longer be
    relied upon because of an error in such financial statements. See also Question 1
    of our FAQ Current Report on Form 8-K dated November 23, 2004, as well as a
    speech given by Louise Dorsey, Associate Chief Accountant, at the 2006 AICPA
    Conference on Current SEC and PCAOB Developments on December 12, 2006.
    Please ensure you file an Item 4.02 Form 8-K for any future restatements in order
    to appropriately alert the market.

<u>FORM 10-Q FOR THE PERIOD ENDED SEPTEMBER 30, 2007</u>

<u>Financial Statements</u>

<u>Note 3 – Percentage-of-Completion Contracts, page 7</u>

3. We note that you have significant unapproved claims related to your PEMEX
    projects. We also note that even if the arbitration is favorable, you have no
    assurance that the amounts will be paid. In order for readers to have a more
    transparent view of this issue, please revise future filings to clarify the age of the
    unapproved orders and include a roll-forward of the amounts added, adjusted and
    paid, by reporting period. In addition, provide more insight and detail concerning
    the underlying factors causing you to be uncertain about payment, even in the
    event that the proceedings are favorable to you. Finally, it may be useful, similar
    to your disclosures about the Barracuda-Caratinga Project, to provide the
    background facts of the original dispute.

4. Considering the scope and complexities involved in this project, please provide us with, and revise future filings to present, a roll-forward of the billed and unbilled receivables associated with the three PEMEX projects for the last three years and nine months ended September 30th 2007.

5. Your current disclosure regarding the unspecified counterclaims asserted by PEMEX is unclear. Please identify (i) all damages sought, (ii) the amounts accrued, and (iii) the possible loss or range of loss when there is at least a reasonable possibility that a loss or an additional loss in excess of amounts accrued may have been incurred. If you have determined that it is not possible to estimate the range of loss, please provide an explanation as to why this is not possible.

Note 4 – Escravos Project, page 8

6. Considering the scope and complexities involved in this project, please provide us with, and revise future filings to present, a roll-forward of the billed and unbilled receivables associated with the Escravos project for the last three years and nine months ended September 30th 2007.

Note 8 – United States Government Contract Work, page 10

7. For each of the following issues, please tell us and revise future filings to clearly address the following:

   - The total amounts that may be withheld at each reporting date, if applicable;
   - Whether you have adjusted your revenues, or accrued any amounts related to the issue;
   - Whether it is reasonably possible that an adverse material impact may be incurred and if estimable, the range of loss.

   DCAA Audit Issues

   o Security
   o Containers
   o Dining Facilities
   o Dining Facility Support Services

   Investigations

   o Kosovo Fuel
   o Overbillings and other matters
   o Export controls

Lawsuits

- o McBride Qui Tam Suit
- o Wilson and Warren Qui Tam Suit
- o Godfrey Qui Tam Suit

Note 9 – Other Commitments and Contingencies, page 14

Foreign Corrupt Practices Act Investigations, page 14

8. You disclose on page 112 of your December 31, 2006 Form 10-K that Halliburton has not charged you for costs relating to the FCPA and bidding practices investigations, as there is no reasonable basis for allocating these costs between you and Halliburton. Please provide us, and revise future filings to provide a more clear understanding of this issue. Explain whether and how such costs are handled under the separation agreement. Explain whether it is reasonably possible that any of such costs may be allocated to KBR.

Barracuda-Caratinga Project Arbitration, page 17

9. We note that you have not accrued any amounts related to the arbitration with Petrobas. Please tell us the factors you considered in determining that the contingency did not meet each of the two criteria of paragraph 8 of SFAS 5 for accrual as a liability. Also, please disclose the possible loss or range of loss when there is at least a reasonable possibility that a loss or an additional loss in excess of amounts accrued may have been incurred. If you have determined that it is not possible to estimate the range of loss, please provide an explanation as to why this is not possible.

10. Please revise to quantify, if known, the amount of interest and other expenses claimed by Petrobas. Also, we note from the disclosures in your September 30, 2007 Form 10-Q that Halliburton has not agreed to indemnify you for your ongoing legal costs related to this arbitration. Tell us the amount of legal expenses incurred related to this issue, for the most recent three years and latest nine month period ended September 30, 2007. Finally, please provide us with a more detailed update of the status of the arbitration proceedings, including any known timetables, upon which a decision may be expected.

11. Considering the scope and complexities involved in this project, please provide us with, and revise future filings to present, a roll-forward of the billed and unbilled receivables associated with the Barracuda-Caratinga Project for the last three years and nine months ended September 30th 2007.

Iraq Overtime Litigation, page 17

12. Please revise your disclosure to ensure you identify (i) any and all damages sought, and (ii) the possible loss or range of loss when there is at least a reasonable possibility that a loss or an additional loss in excess of amounts accrued may have been incurred. If you have determined that it is not possible to estimate the range of loss, please provide an explanation as to why this is not possible.

*   *   *   *

Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a response letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please file your supplemental response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in their filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

        If you have any questions regarding these comments, please direct them to Jeffrey Gordon, Staff Accountant, at (202) 551-3866 or, in his absence, to the undersigned at (202) 551-3689.

                        Sincerely,

                        John Hartz
                        Senior Assistant Chief Accountant